Exhibit 4.3
DESCRIPTION OF THE REGISTRANT'S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
Unless otherwise indicated or unless the context requires otherwise, all references in this document to “Banc of California,” “the Company,” “we,” “our” or similar references mean Banc of California, Inc. and not its subsidiaries.
The following summary description is based on the provisions of our charter and bylaws. This description is not complete and is subject to, and is qualified in its entirety by reference to, our charter and bylaws (each of which are filed as exhibits to this and/or future annual reports) and applicable Maryland law.
General
Our charter provides that the authorized capital stock of the Company consists of:
•450,000,000 shares of common stock, par value $.01 per share; and
•    50,000,000 shares of preferred stock, par value $.01 per share.

Our charter authorizes our board of directors to classify or reclassify any unissued shares of capital stock from time to time into one or more classes or series of stock by setting or changing in one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such shares.
As of December 31, 2022, Banc of California had one class of securities registered under Section 12 of the Securities Exchange Act of 1934: our common stock.
As of December 31, 2022, there were 65,168,380 shares and 58,544,534 shares of voting common stock (the “Voting Common Stock”) issued and outstanding, respectively, and 477,321 shares of Class B non-voting common stock issued and outstanding (the “Non-Voting Common Stock,” and together with the Voting Common Stock, the “common stock”).
Our voting common stock, par value $0.01 per share, is listed on the New York Stock Exchange (“NYSE”) under the symbol “BANC” and the Series E Depositary Shares are listed on the NYSE under the symbol “BANC.PRE.”
DESCRIPTION OF COMMON STOCK
Except as described below under “-Anti-takeover Effects-Voting Limitation,” each holder of Voting Common Stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders. There are no cumulative voting rights. Holders of Non-Voting Common Stock are not entitled to vote except as required by law. The terms of the Non-Voting Common Stock are otherwise identical to the terms of the Voting Common Stock. Of the 450,000,000 shares of common stock currently authorized under our charter, our board of directors has classified 3,136,156 as Non-Voting Common Stock.
Subject to preferences to which holders of the Preferred Stock and any other shares of preferred or other stock then outstanding may be entitled, holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment or provision for payment of our debts and other liabilities, and the satisfaction of the liquidation preferences of the holders of the Preferred Stock and any other series of our preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights under our charter or Maryland law except as we may agree to provide to them. There are no redemption or sinking fund provisions that apply to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of the Preferred Stock and the shares of any series of preferred or other stock that we may designate in the future.
Anti-takeover Effects
The provisions of our charter and bylaws summarized in the following paragraphs may have anti-takeover effects and could delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders, and may make removal of the incumbent management and directors more difficult.
Authorized Shares. Our charter authorizes the issuance of 450,000,000 shares of common stock and 50,000,000 shares of preferred stock. We can generally issue, without stockholder approval, additional shares of capital stock, up to the amount authorized. The amount of authorized shares may not be changed by the board of directors without a stockholder vote. However, our charter authorizes our board of directors to classify or reclassify any unissued shares of capital stock from time to time into one or more classes or series of stock by setting or changing in one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such shares. The board of directors also has sole authority to determine the terms of any one or more series of preferred or other stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred or other stock, the board has the power, to the extent consistent with its fiduciary duties, to issue a series of preferred or other stock to persons friendly to the incumbent management and directors in order to attempt to block a tender offer, merger or other unsolicited transaction by which a third party seeks control of us.
Voting Limitation. Our charter generally prohibits any stockholder that beneficially owns more than 10% of the outstanding shares of our common stock from voting shares in excess of this limit. This provision would limit the voting power of a beneficial owner of more than 10% of our outstanding shares of common stock in a proxy contest or on other matters on which such person is entitled to vote.
The Maryland General Corporation Law contains a control share acquisition statute which, in general terms, provides that where a stockholder acquires issued and outstanding shares of a corporation’s voting stock (referred to as “control shares”) within one of several specified ranges (one-tenth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by stockholders of the control share acquisition must be obtained before the acquiring stockholder may vote the control shares. The required stockholder vote is two-thirds of all votes entitled to be cast, excluding “interested shares,” defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation. A corporation may, however, opt-out of the control share statute through a charter or bylaw provision, which we have done pursuant to our charter. Accordingly, the Maryland control share acquisition statute does not apply to acquisitions of shares of our common stock. Though not anticipated, we could seek stockholder approval of an amendment to our charter to eliminate the opt-out provision.
Board of Directors. Our charter provides that, effective as of the 2020 annual meeting of stockholders, all directors will stand for election annually for a term of office of one year. Our bylaws provide that in an uncontested election of directors (one where the number of nominees is less than or equal to the number of open board seats), directors are elected by a majority of the votes cast, and that in a contested election (one where the number of nominees exceeds the number of open board seats), directors are elected by a plurality of the votes cast. Our charter provides that stockholders may not cumulate their votes in the election of directors. Additionally, our charter and bylaws provide that, subject to the rights of the holders of any series of preferred stock then outstanding, vacancies in the board of directors (including any vacancy caused by a director nominee failing to receive the requisite number of stockholder votes) may be filled by a majority vote of the directors then in office, though less than a quorum The absence of cumulative voting, together with the provision permitting only the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for stockholders to change the composition of the board of directors.

The foregoing description of our board of directors does not apply with respect to directors that may be elected by the holders of any class or series of preferred stock.
Special Meetings of Stockholders. Our bylaws provide that subject to the rights of the holders of any class or series of preferred stock, special meetings of stockholders may be called by our President, by our Chief Executive Officer or by our board of directors by vote of a majority of the whole board (meaning the total number of directors we would have if there were no vacancies). Our bylaws also provide that a special meeting of stockholders shall be called on the written request of stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting.
Action by Stockholders Without A Meeting. Our bylaws provide that no action may be taken by stockholders without a meeting without the written consent of every stockholder entitled to vote on the matter.
Business Combinations With Certain Persons. Our charter provides that certain business combinations (for example, mergers, share exchanges, significant asset sales and significant stock issuances) involving “interested stockholders” of Banc of California require, in addition to any vote required by law, the approval of the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, unless either (i) a majority of the disinterested directors have approved the business combination or (ii) certain fair price and procedure requirements are satisfied. An “interested stockholder” generally means a person who is a greater than 10% stockholder of the Company or who is an affiliate of the Company and at any time within the past two years was a 10% or greater stockholder of the Company.
The Maryland General Corporation Law contains a business combination statute that prohibits a business combination between a corporation and an interested stockholder (one who beneficially owns 10% or more of the voting power) or any affiliate of the interested stockholder for a period of five years after the interested stockholder first becomes an interested stockholder, unless the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder or the corporation has exempted itself from the statute pursuant to a charter provision. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested stockholder unless (i) the transaction has been recommended by the board of directors and (ii) the transaction has been approved by (a) 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation, voting together as a single voting group and (b) two-thirds of the votes entitled to be cast by outstanding shares of voting stock of the corporation, other than shares held by the interested stockholder or any affiliate or associate of the interested stockholder, voting together as a single voting group. This approval requirement need not be met if certain fair price and terms criteria have been satisfied. We have opted-out of the Maryland business combination statute through a provision in our charter. Though not anticipated, we could seek stockholder approval of an amendment to our charter to eliminate the opt-out provision.
Amendment of Bylaws. Our bylaws generally may be amended upon approval by the board of directors or the holders of a majority of the outstanding shares of our Voting Common Stock (after giving effect to the 10% voting limitation described under “-Voting Limitation”). However, an amendment of the provision of the bylaws regarding the right of stockholders to call special meetings would require the vote of two-thirds of the outstanding Voting Common Stock (after giving effect to the 10% voting limitation described under “-Voting Limitation”).
Advance Notice Provisions. Our bylaws provide that we must receive written notice of any stockholder proposal for business at an annual meeting of stockholders, or any stockholder director nomination for an annual meeting of stockholders, not less than 90 days or more than 120 days before the anniversary of the preceding year’s annual meeting. If, however, the date of the current year annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year’s annual meeting, notice of the proposal or nomination must be received by us no earlier than the 120th day prior to the annual meeting or later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which notice of the meeting is mailed or public announcement of the meeting date is first made. The notice must contain certain information specified in our bylaws.
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